UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Inhibitex, Inc.

(Name of Subject Company)

Inhibitex, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45719T103

(CUSIP Number of Class of Securities)

Russell H. Plumb

President and Chief Executive Officer

9005 Westside Parkway

Alpharetta, GA 30009

(678) 746-1100

With copies to:

David S. Rosenthal, Esq.

Richard A. Goldberg, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to the Schedule 14D-9 (“Amendment No. 5”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 6, 2012, amends and supplements the Schedule 14D-9 filed with the SEC on January 17, 2012, and subsequently amended by Amendment No. 1 on January 19, 2012, Amendment No. 2 on January 27, 2012, Amendment No. 3 on February 1, 2012, and Amendment No. 4 on February 3, 2012 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Inhibitex, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the tender offer (the “Offer”) by (i) Inta Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), and (ii) Parent, disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on January 13, 2012 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a purchase price of $26.00 per Share (the “Offer Price”), net to the seller in cash but subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following paragraph at the end the sub-section titled “—Certain Litigation”:

“On February 3, 2012, the attorneys for the plaintiffs in the Consolidated Delaware Action sent a letter to the Court of Chancery of the State of Delaware stating that the Company’s amended Schedule 14D-9 mooted their allegations that the Schedule 14D-9 was materially misleading or contained omissions of material fact. In light of this, the attorneys for the plaintiffs informed the Court of Chancery that they were withdrawing their motion for a preliminary injunction and requested that the Court of Chancery cancel the scheduled February 6 hearing. Accordingly, the Court of Chancery agreed to cancel the February 6 preliminary injunction hearing.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to the Schedule 14D-9 is true, complete and correct.

INHIBITEX, INC.

Dated: February 6, 2012	By:	/s/ Russell H. Plumb

	Name:	Russell H. Plumb

	Title:	Chief Executive Officer

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